SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 2)

Verso Paper Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

92531L108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Verso Paper Management LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Verso Paper Investments LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Verso Paper Investments Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person CMP Apollo LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person OO

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person PN

CUSIP No. 92531L108

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 36,596,940 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 36,596,940 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,596,940 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person OO

This Amendment No. 2 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on May 23, 2008 by (i) Verso Paper Management LP, a Delaware limited partnership, (ii) Verso Paper Investments LP, a Delaware limited partnership, (iii) Verso Paper Investments Management LLC, a Delaware limited liability company, (iv) CMP Apollo LLC, a Delaware limited liability company, (v) Apollo Management VI, L.P., a Delaware limited partnership, (vi) AIF VI Management, LLC, a Delaware limited liability company, (vii) Apollo Management L.P., a Delaware limited partnership, and (viii) Apollo Management GP, LLC, a Delaware limited liability company and Amendment No. 1 to Schedule 13D filed on June 12, 2009 by (i) Verso Paper Management LP, a Delaware limited partnership, (ii) Verso Paper Investments LP, a Delaware limited partnership, (iii) Verso Paper Investments Management LLC, a Delaware limited liability company, (iv) CMP Apollo LLC, a Delaware limited liability company, (v) Apollo Management VI, L.P., a Delaware limited partnership, (vi) AIF VI Management, LLC, a Delaware limited liability company, (vii) Apollo Management L.P., a Delaware limited partnership, (viii) Apollo Management GP, LLC, a Delaware limited liability company, (ix) Apollo Management Holdings, L.P., a Delaware limited partnership, and (x) Apollo Management Holdings GP, LLC, a Delaware limited liability company, with respect to the common stock, par value $0.01 (the “Common Stock”) of Verso Paper Corp. (the “Issuer”).

Unless otherwise indicated, each capitalized term used by not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 23, 2008 or the Amendment No. 1 to Schedule 13D filed on June 12, 2009.

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following:

In July, August and November 2009, certain of the limited partners (the “Management Limited Partners”) of VP Management exchanged an aggregate of 49,436, 1,180,950, and 219,321 limited partnership units of VP Management (the “LP Units”) held by such Management Limited Partners for an aggregate 49,436, 1,180,950, and 219,321 shares of common stock of the Issuer, respectively.

Pursuant to the Third Amended and Restated Limited Partnership Agreement of VP Management (the “Partnership Agreement”), the Management Limited Partners have the right to request that VP Management exchange some or all of the Management Limited Partners’ vested LP Units for common stock of the Issuer held by VP Management on a one-to-one basis, subject to adjustments by the general partner of VP Management to reflect stock splits, stock dividends, and other similar transactions affecting the number of outstanding shares of common stock of the Issuer or the outstanding LP Units.

The foregoing summary of the Partnership Agreement is qualified in its entirety by reference to such Agreement, which is attached hereto as Exhibit 1, and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and restated as follows:

VP Management holds of record an aggregate of 36,596,940 shares of Common Stock of the Issuer, which represent approximately 69.9% of the outstanding Common Stock of the Issuer.  The limited partners of VP Management include certain entities managed by Management VI, as well as members of management and the board of directors of the Issuer, and other entities.  Because VP Investments, as the general partner of VP Management, has sole discretion over the disposition over any assets held by VP Management, and has the right to vote all of the limited partnership interests in VP Management, VP Investments has the right to direct VP Management’s vote with respect to the Common Stock and controls the disposition of the Common Stock, and may be deemed to be the beneficial owner of all of the 36,596,940 shares of Common Stock held by VP Management.  Each of VP Management, VP Investments, Investments Management LLC, CMP Apollo, Management VI, AIF VI LLC, Management, Apollo Management GP, Management Holdings and Holdings GP disclaims beneficial ownership of the shares held of record by VP Management, except to the extent of any pecuniary interest therein, if any, and the filing of this Amendment No. 2 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such entity is the beneficial owner of, or has any pecuniary interest in, such securities.

(a)           See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by the Reporting Persons is based on 52,374,647 outstanding shares of Common Stock of the Issuer as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer filed on November 5, 2009.

(b)           See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 2 to the Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Partnership Agreement, the limited partners of VP Management who serve as members of the management of the Issuer have the right to request an exchange of all or part of the remaining vested LP Units held by them for common stock of the Issuer held by VP Management, subject to the right of the general partner of VP Management to approve the exchange of the vested LP Units if the limited partner requesting the exchange will rely on Rule 144 promulgated under the Securities Act of 1933, as amended, to sell or otherwise transfer the shares of common stock of the Issuer received pursuant to such exchange, and VP Management’s right to defer any such exchange of the vested LP Units held by such limited partners if, among other things, the exchange would result in a violation of any law applicable to VP Management or its assets, or a default by VP Management or the Issuer under their respective constituent documents or any of their respective financing arrangements, as more fully described in the Partnership Agreement.  VP Investments, in its capacity as the general partner or a limited partner of VP Management, and each of the limited partners of VP Management who serve as non-employee directors of the Issuer, have the right under the Partnership Agreement to exchange all or a part of the LP Units that they respectively hold into shares of common stock of the Issuer held by VP Management on a one-to-one basis, subject to adjustments by the general partner of VP Management to reflect stock splits, stock dividends, and other similar transactions affecting the number of outstanding shares of common stock of the Issuer or the outstanding LP Units.

The foregoing summary of the Partnership Agreement is qualified in its entirety by reference to such Agreement, which is attached hereto as Exhibit 1, and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:

Third Amended and Restated Limited Partnership Agreement of Verso Paper Management, L.P. (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (file number 333-148201) of the Issuer filed with the Securities and Exchange Commission on May 7, 2008).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: December 14, 2009	VERSO PAPER MANAGEMENT LP

	By:	Verso Paper Investments LP
Its General Partner

		By:	Verso Paper Investments Management LLC
Its General Partner

			By:	CMP Apollo LLC
Its sole and managing member

				By:	Apollo Management VI, L.P.
Its sole and managing member

					By:	AIF VI Management, LLC
Its General Partner

						By:	/s/ Laurie D. Medley
						Name:	Laurie D. Medley
						Title:	Vice President

Date: December 14, 2009	VERSO PAPER INVESTMENTS LP

	By:	Verso Paper Investments Management LLC
Its General Partner

		By:	CMP Apollo LLC
Its sole and managing member

			By:	Apollo Management VI, L.P.
Its sole and managing member

				By:	AIF VI Management, LLC
Its General Partner

					By:	/s/ Laurie D. Medley
					Name:	Laurie D. Medley
					Title:	Vice President

Date: December 14, 2009	VERSO PAPER INVESTMENTS MANAGEMENT, LLC

	By:	CMP Apollo LLC
Its sole and managing member

		By:	Apollo Management VI, L.P.
Its sole and managing member

			By:	AIF VI Management, LLC
Its General Partner

				By:	/s/ Laurie D. Medley
				Name:	Laurie D. Medley
				Title:	Vice President

Date: December 14, 2009	CMP APOLLO LLC

	By:	Apollo Management VI, L.P.
Its sole and managing member

		By:	AIF VI Management, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

Date: December 14, 2009	APOLLO MANAGEMENT VI, L.P.

	By:	AIF VI Management, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

Date: December 14, 2009	AIF VI MANAGEMENT, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date: December 14, 2009	APOLLO MANAGEMENT, L.P.

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

Date: December 14, 2009	APOLLO MANAGEMENT GP, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date: December 14, 2009	APOLLO MANAGEMENT HOLDINGS, L.P.

	By:	APOLLO MANAGEMENT HOLDINGS, GP, LLC
its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Date: December 14, 2009	APOLLO MANAGEMENT HOLDINGS GP, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President